Exhibit 22.1
LIST OF SUBSIDIARY GUARANTORS

The following subsidiaries of Diebold Nixdorf, Incorporated (the “Parent Company”) were, as of September 30, 2021, guarantors of the Company’s 8.5% senior notes due April 2024:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION OR ORGANIZATION
Diebold Global Finance Corporation	Delaware
Diebold Holding Company, LLC	Delaware
Diebold Self-Service Systems	Delaware
Diebold SST Holding Company, LLC	Delaware
Griffin Technology Incorporated	New York